Mail Stop 6010

August 23, 2006

<u>VIA U.S. MAIL AND FACSIMILE (845.795.2720)</u>

Mr. Stephen J. Bagley
Chief Financial Officer
Sono-Tek Corporation
2012 Rt. 9W
Milton, New York 12547

> **Re: Sono-Tek Corporation**
> **Form 10-KSB for the fiscal year ended February 28, 2006**
> **Filed May 26, 2006**
> **Form 10-QSB for the Quarterly Period Ended May 31, 2006**
> **File No. 000-16035**

Dear Mr. Bagley:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended February 28, 2006

Consolidated Financial Statements, page 25

Note 2. Significant Accounting Policies, page 31

-Stock-Based Employee Compensation, page 33

1.   We note your presentation of pro forma net income and pro forma basic and diluted earnings per share for the years ended February 28, 2005 and 2006. In the introductory paragraph to the table, you state that the information reflects compensation costs determined based on intrinsic value. In the table, you reflect deductions for "total stock based employee compensation under intrinsic value based method for all awards, net of tax effects." It appears that your disclosure does not comply with paragraph 45 of SFAS 123 as amended by paragraph 2(e) of SFAS 148. Please note that your presentation should reflect pro forma net income and pro forma earnings per share as if the fair value based accounting method in SFAS 123 had been used to account for stock based compensation. You should reflect separate items for (a) the share-based employee compensation cost, net of related tax effects, included in net income as reported and (b) the share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all awards. Please revise future filings to comply as required by paragraph 84 of SFAS 123R.

-Recognition of Revenue, page 34

2.   We note that you provide sales returns, discounts, and allowances to your customers. Please tell us and revise future filings to disclose the nature of the rights you grant to your customers, such as rights of return, the rights to price adjustments, discounts, and allowances and the accounting methods used. Refer to the guidance in SAB Topic 13, EITF 01-09, and SFAS 48, as appropriate.

3.   We note from your disclosures throughout the filing that you entered into arrangements to sell your products through manufacturer representatives or through manufacturer representatives' companies. Please tell us the nature and significant terms of these arrangements and how you recognize revenue with the agents and why.

Note 14. Related Party Transactions, page 43

4.   We note that you terminated the "put" rights under your Norwood loan and warrant
         agreement for the sum of $188,000 on December 15, 2004. Please respond to the
         following comments:

         ·   Please tell us the significant terms of the loan and warrant agreements with
                  Norwood, including the put rights.
         ·   Please tell us how you historically accounted for each of the agreements and tell
                  us why. Cite the accounting literature you relied upon and how you applied that
                  literature to your facts and circumstances. Please refer to the guidance provided
                  in Section II.B, Classification and Measurement of Warrants and Embedded
                  Conversion Features in the Division of Corporation Finance's Current Accounting
                  and Disclosure Issues Outline at -
                  http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.
         ·   Please tell us how you accounted for and classified the payment of $188,000 in
                  your financial statements and tell us why. Cite the accounting literature upon
                  which you relied and how you applied that literature to your facts and
                  circumstances.

Form 10-QSB for the Quarter Ended May 31, 2006

Consolidated Financial Statements, page 1

Consolidated Balance Sheets, page 1

5.   In future filings please do not refer to the year end balance sheet as audited unless you
         provide all of the information required by GAAP for an audited statement, including
         appropriate notes and also include an audit report. In future filings you may explain, if
         true that the information was derived from audited financial statements.

Note 4. Stock-Based Compensation, page 5

6.   We note that you recognized $23,879 in compensation expense during the three months ended May 31, 2006 for the transition period of adoption of SFAS 123R. In Note 4 you state that you "previously" accounted for stock-based compensation based on the intrinsic value method and you refer to the adoption of SFAS 123R "effective March 1, 2006." Please respond to the following comments:

·   Please clarify why you continue to refer to the intended adoption of SFAS 123R on page 11.
·   Please note that you should have included the disclosures required by paragraphs 64-65, 84, and A240-242 of SFAS 123R in your Form 10-QSB since this is the interim period when you first adopted SFAS 123R. If you applied the modified prospective method, the financial statements for your prior interim periods and fiscal years will not reflect any restated amounts and you should disclose this fact. See SAB Topic 14.H. Please revise your next Form 10-Q to comply or advise us why the current disclosure does comply.
·   In the period that you adopt SFAS 123R, you should disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share. Please see paragraph 84 of SFAS 123R.

7.   We note your presentation of pro forma net income and pro forma basic and diluted earnings per share for the three months ended May 31, 2005. In the introductory paragraph to the table, you state that the information reflects compensation costs determined based on fair value. In the table, you reflect a deduction of $53,111 for "total stock based employee compensation under intrinsic value based method for all awards, net of tax." As such, it is not clear whether your disclosure complies with paragraph 45 of SFAS 123 as amended by paragraph 2(e) of SFAS 148 and paragraph 84 of SFAS 123R. Please note that your presentation should reflect separate items for (a) the share-based employee compensation cost, net of related tax effects, included in net income as reported and (b) the share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all awards. Please revise future filings to comply.

Controls and Procedures, page 12

8.   We note that you refer to the definition of disclosure controls and procedures in Rules
        13a-14(c) and 15d – 14(c). Please note for future filings that the correct reference is 13a-
        15(e) and 15d-15(e).

9.   We note your disclosure that management has concluded that "the Company's disclosure
        controls and procedures are effective to ensure that the information required to be
        disclosed by the Company in the reports that it files or submits under the Exchange Act is
        recorded, processed, summarized and reported within the time periods specified by SEC
        rules and forms." The language that is currently included after the word "effective" in
        your disclosure appears to be superfluous, since the meaning of "disclosure controls and
        procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do
        not wish to eliminate this language, please revise so that the language that appears after
        the word "effective" is substantially similar in all material respects to the language that
        appears in the entire two-sentence definition of "disclosure controls and procedures" set
        forth in Rule 13a-15(e).

10.   We note your disclosure that there were "no significant changes in the Company's
        internal controls or in other factors that could significantly affect these controls after May
        31, 2006." To the extent that your disclosure was provided to address Item 308(c) of
        Regulation S-B which requires disclosure of any change that occurred during the quarter
        that materially affected, or is reasonably likely to materially affect, your internal control
        over financial reporting, please note that the need for disclosure is not limited to
        significant changes that could affect your internal control over financial reporting
        subsequent to the date of your evaluation. Please correct the disclosure in future filings
        to address all changes for the appropriate periods or advise us.

As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3604. You may also contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Kate Tillan
Assistant Chief Accountant